Exhibit 99.1

For Immediate Release

YY Group Strengthens Leadership Team with Alvin Low as Head of Integrated Facility Management Division

SINGAPORE, April 1, 2025 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”) is pleased to announce the appointment of Alvin Low as the new Head of the Integrated Facility Management (IFM) Division, effective immediately. Alvin will lead the IFM Division under Hong Ye Group Pte. Ltd., bringing his over two decades of expertise in property management, engineering, and business development to drive growth and innovation.

Alvin’s illustrious career includes senior leadership roles at renowned organizations such as Ngee Ann Development, Frasers Property, and Marina Bay Sands. His extensive experience and remarkable achievements make him a natural fit to advance YY Group’s vision for the IFM sector. Notable milestones in his career include:

●	Transforming Occupancy Rates: Repositioned Ngee Ann’s 268 Orchard Road portfolio, reviving occupancy rates and securing high-profile tenants such as Nike.

●	Driving Operational Efficiency: Driving initiatives such as Certis Cisco’s integrated security solutions and pioneered a performance-based cleaning accompanied with self-funded technology systems and achieved significant annual cost savings.

●	Championing Sustainability: Spearheaded food waste recycling, solar energy harvesting, and energy audits to align property management practices with sustainability goals.

●	Enhancing Asset Value: Successfully oversaw full-scale asset enhancement initiatives for Suntec City and engineered its chiller plant retrofitting project.

●	Empowering Teams: Fostered positive work environments, promoted staff development, and implemented robust training programs to enhance team performance.

Commenting on his new role, Alvin said, “I am honored to lead the IFM Division of Hong Ye Group as part of YY Group’s journey toward greater growth and innovation. My focus will be on driving operational excellence, leveraging cutting-edge technologies, and building strong partnerships to expand our footprint in the IFM sector. Together with the team, I aim to deliver exceptional value to our clients and contribute meaningfully to YY Group’s continued success.”

He added, “Hong Ye Group is uniquely positioned to redefine the future of facility management. By leveraging our expertise and embracing transformative technologies, we will set new industry benchmarks and achieve unparalleled success.”

Alvin’s strategic vision and innovative approach align seamlessly with YY Group’s mission to lead the IFM sector. His leadership is expected to play a pivotal role in expanding the company’s IFM capabilities, enhancing service excellence, and driving value creation for clients.

YY Group is excited to embark on this new chapter with Alvin Low and looks forward to the transformative impact of his leadership.

About YY Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

About Hong Ye Group

Hong Ye Group, a subsidiary of YY Group Holding Limited, is renowned for its exceptional facility management services, catering to a wide range of sectors including hospitality, corporate, and healthcare. Known for its high standards and commitment to quality, Hong Ye Group continuously strives to enhance operational efficiency and customer satisfaction through its integrated facility management solutions.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Wendou Niu, Chief Strategy Officer

YY Group

mark.niu@yygroupholding.com